Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	Three months
	ended
	March 31,
	2005	2004	2003	2002	2001	2000
Income (loss) before income taxes and cumulative effect of accounting change	$23,414	$100,967	$118,094	$71,209	$978	$107,586

Add: Fixed charges	1,375	308	62	198	276	339

Earnings, as defined	24,789	101,275	118,156	71,407	1,254	107,925

Interest Expense	1,173	308	62	198	276	339
Capitalized Interest	—	—	—	—	—	—
Amortization of debt expense	202	—	—	—	—	—
Estimated interest portion on rental expense	—	—	—	—	—	—

Fixed Charges	1,375	308	62	198	276	339

Excess of earnings to fixed charges	23,414	100,967	118,094	71,209	978	107,586

Ratio of earnings to fixed charges	18	329	1,906	361	5	318